BB




SECURI   06002340   ISSION

Wasmington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 030469

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Neshaminy Interplex - Suite 102
                                    (No. and Street)

Trevose   PA   19047
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore G. Rothman   215 245-2141
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - *if individual, state last, first, middle name*)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 2 7 2006

PROCESSED
MAR 1 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Theodore G. Rothman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc. _____ , as of December 31 _____ , 2005, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____
                                                                    _____
                                                                    Signature

                                                                    President
                                                                    _____
                                                                    Title

Mary K Oerhel
_____Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45™ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rothman Securities, Inc.

We have audited the accompanying statement of financial condition of Rothman Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 23, 2006

Sanville & Company
Certified Public Accountants

ROTHMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 2,858
Securities owned:	
Registered investment companies shares, at market value	76,138
Commissions receivable	101,316
Due from related entity	10,000
Furniture and equipment, at cost less	
accumulated depreciation of $45,919	2,969
Prepaid pension cost	46,719
Total assets	$ 240,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 34,909
Total liabilities	34,909
Commitments and contingent liabilities	
Stockholders' Equity:	
Preferred stock, $10 par value, authorized 100 shares	
issued and outstanding - 100 shares	1,000
Additional paid-in capital	185,662
Retained earnings	18,429
Total stockholders' equity	205,091
Total liabilities and stockholders' equity	$ 240,000

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2005

REVENUE

Commissions	$	662,846
Interest		29
Unrealized loss on securities owned	(	5,130)
Total revenue		657,745

EXPENSES

Commissions	372,454
Salaries and other employment costs	146,911
Occupancy costs and office expense	55,468
Communications	9,284
Regulatory fees and expenses	2,845
Travel and entertainment	20,824
Professional fees	22,013
Equipment rental	14,254
Depreciation	3,458
Other	5,498
Total expenses	653,009
Income before income taxes	4,736
Provision for income taxes	-
Net income	$ 4,736

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2005	100 $	1,000 $	185,663 $	13,692 $	200,355
Capital contribution	-	-	-	-	-
Net income	-	-	-	4,736	4,736
Balance at December 31, 2005	100 $	1,000 $	185,663 $	18,428 $	205,091

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005 $ -

Increases: -

Decreases: -

Subordinated borrowings at December 31, 2005 $ -

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income	$	4,736
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,458
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		5,101
Commissions receivable		15,067
Due from related entity		(10,000)
Prepaid pension cost		(46,719)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		2,169
Accrued pension plan contribution		(5,591)
Net cash provided by operating activities		(31,779)

Cash flows from investing activities:

Purchase of property and equipment		(2,680)
Net cash used in investing activities		(2,680)

Net increase in cash		(34,459)
Cash at beginning of year		37,317
Cash at end of year	$	2,858

Supplemental disclosures of cash flow information
  Cash paid during the year for:

Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

    Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

    Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

    Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

    The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

    The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company had net capital and capital requirements of $78,842 and $5,000, respectively. The Company's net capital ratio was .44 to 1.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN

The Company has a qualified non-contributory defined-benefit retirement plan covering substantially all of its employees. The plan benefits are based on years of service and the employees' compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the changes in benefit obligations, changes in plan assets and components of net periodic benefit cost for the pension:

Changes in Benefit Obligations:

Benefit Obligation at Beginning of Year	$	330,979
Service Cost		356
Interest Cost		21,468
Actuarial Gain		5,004
Benefits Paid		-
Benefit Obligation at End of Year	$	357,807

Change in Plan Assets:

Fair Value of Plan Assets at Beginning of Year	$	291,900
Actual Return on Plan Assets		23,392
Employer Contribution		53,400
Plan Participants' Contributions		-
Benefits Paid		-
Fair Value of Plan Assets at End of Year	$	368,692

Funded Status:

Benefit obligation at end of year	$	357,807
Less: Fair Value of Plan Assets at End of Year		368,692
Funded Status		10,885
Unrecognized Net Actuarial Gain		83,227
Unrecognized Transition Cost		148,986
Unrecognized Prior Service Cost		(196,379)
Prepaid Pension Cost (Accrued Benefit Liability)	$	46,719

6.   PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

Weighted – Average assumptions as of December 31, 2005:

Discounted rate	6%
Expected rate of return on plan assets	6%
Rate of compensation increase	0%

Components of net periodic benefit cost:

Service cost	$	356
Interest cost		21,468
Expected return on plan assets		(15,779)
Amortization of transition		13,545
Amortization of (gain) loss		-
Amortization of prior service cost		(9,924)
Net periodic benefit cost	$	9,666

In the development of the expected long-term rate of return the Company and the plan Trustee evaluated input from its third party pension plan service company including their review of asset class return expectations and long-term inflation assumptions.

The Trustee of the plan uses a diversified approach for its investment strategy, using different low risk investments in various mutual fund classes. Dollar cost averaging is utilized by periodic contributions.

At December 31, 2005 plan assets by asset category were as follows:

Equity Securities Mutual Funds – 82%
Money Market Mutual Funds – 18%

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of asset classes within targeted allocation ranges.

The Company expects to contribute $41,400 to its defined benefit plan in 2006.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated:

Years	Amount
2006	$36,600
2007	36,600
2008	36,600
2009	36,600
2010	36,600
2011-2015	183,000

7. RELATED PARTY TRANSACTIONS

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business that is an insurance brokerage firm. The offices occupied by the Company were leased in the name of the Rothman Agency, the related entity until May of 2004. As a result of an informal management agreement between the Company and Agency, the Company paid office rent of $32,473 for the year ended December 31, 2005. (See note 8). In addition the Company paid employees salaries of $10,000 for Agency during the year ended December 31, 2005. At December 31, 2005 the Company has a receivable from Agency of $10,000 on the statement of financial condition.

The Company pays a vehicle lease that is in the name of the majority stockholder under another informal agreement. The lease expense on this lease, classified as an operating lease, was $14,254 for the year ended December 31, 2005.

The Company's minority stockholder is a commission only salesman for the Company. Commissions paid for the year ended December 31, 2005 totaled $327,000. At December 31, 2005, the stockholder was due $17,034 of commissions that were earned, net of commissions advanced.

8. LEASE COMMITMENTS AND CONTINGENCIES

The Company leases office space through a lease that expires in April of 2009. (See note 7) The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31 are as follows:

2006	$ 32,983
2007	33,814
2008	34,646
2009	11,641
	$ 113,084

8.   LEASE COMMITMENTS AND CONTINGENCIES (Continued)

Total rent expense paid through the informal agreement identified in note 7 and the lease identified in note 8 was $32,473 for the year ended December 31, 2005.

9.   LITIGATION

The Company and its majority shareholder were named as defendants in a customer complaint that was filed with the NASD dispute resolution. The complaint is presently pending arbitration. The complaint is being defended under a professional liability insurance policy that would cover any claims unless excluded by the policy. Legal counsel is unable to predict the outcome or to estimate the amount of loss with respect to this matter at December 31, 2005. In the opinion of management the ultimate liability resulting from such claims will not materially affect the Company's financial condition.

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	205,091
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		205,091
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		65,282
Furniture and equipment, net		2,969
Prepaid pension cost		46,719
Total non-allowable assets		114,970
Net Capital before haircuts on securities positions		90,121
Investment securities:		
Registered investment companies shares		11,279
Net Capital	$	78,842

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	34,909
Total aggregate indebtedness	$	34,909
Percentage of aggregate indebtedness to Net Capital		44%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $34,909)	$	2,327
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	73,842
Excess Net Capital at 1000%	$	75,351

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
The difference between the above computation and the computation
included in the Company's unaudited FOCUS report (Form X-17a-5)
as of December 31, 2005 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2005	$	51,079
Increase in allowable commissions receivable		9,034
Decrease in accounts payable and accrued expenses		8,729
Decrease in salaries and other employment costs		10,000
Net Capital per above	$	78,842

ROTHMAN SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 23, 2006

Sanville & Company
Certified Public Accountants